UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-SA

[X] Semi-annual Report Pursuant to Regulation A

Or

[ ] Special Financial Report Pursuant to Regulation A

For the fiscal semi-annual period ended September 30, 2023

AUTONOMIX MEDICAL, INC.

(Exact Name of Registrant as specified in its charter)

Delaware	47-1607810
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

21 Waterway Avenue, Suite 300 The Woodlands, TX 77380
(Full mailing address of principal executive offices)

(800) 364-5464

(Registrant’s telephone number, including area code)

This is the Semi-annual Report of Autonomix Medical, Inc. (“we”, “our” or the "Company"), pursuant to Regulation A, for the six-month period ended September 30, 2023.

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this filing to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•	current or future financial performance;

•	management’s plans and objectives for future operations;

•	uncertainties associated with product research and development;

•	uncertainties associated with dependence upon the actions of government regulatory agencies;

•	product plans and performance;

•	management’s assessment of market factors; and

•	statements regarding our strategy and plans.

These forward-looking statements speak only as of the date of this report.

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Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by, the financial statements and notes thereto included in Item 3 in this Semi-annual Report on Form 1-SA.

Overview

We are a development stage medical device development company focused on advancing innovative technologies for sensing and treating disorders relating to the peripheral nervous system. Our first-in-class technology platform includes a catheter-based microchip-enabled array that can detect and differentiate neural signals with a high degree of sensitivity as demonstrated in animal studies.

Our sensing catheter has already been developed sufficiently to demonstrate in animal models successful identification of a signal from a specific nerve before ablation and confirmation of termination of that the signal from the treated nerve after ablation. We are now in the process of improving the assembly of this catheter to meet the standards required for human use. In parallel with this effort, we are preparing for a first-in-human demonstration of transvascular ablation to relieve pain associated with pancreatic cancer. Once these two efforts are completed, we plan to bring sensing and treatment together in a pivotal clinical trial to enable the commercial launch of our technology. As stated above, we are a development stage company and there is no guarantee that the results of any trials will produce positive results or that the results will support our claims.

Results of Operations for the Six Months Ended September 30, 2023 Compared to the Six Months Ended September 30, 2022

Below is a summary of the results of operations:

	Six Months ended September 30,
	2023	2022	Change ($)	Change (%)
Operating expenses:
General and administrative	$1,351,741	$650,216	$701,525	108%
Research and development	782,552	138,188	644,364	466%
Warrant expense - termination agreement	4,555,792	–	4,555,792	100%
Total operating expenses	$6,690,085	$788,404	$5,901,681	749%

General and Administrative Expense

General and administrative expense was $1,351,741 for the six months ended September 30, 2023 compared to $650,216 for the same period in 2022. This $701,525 increase was driven by increases in professional fees of $196,290, officer compensation of $171,516, legal fees of $160,421, stock-based compensation of $150,914 and other expenses of $22,384.

Research and Development Expense

Research and development expense was $782,552 for the six months ended September compared to $138,188 for the same period in 2022. The increase in research and development expenses during the current year was mainly attributed to clinical trial planning and development cost. We expect to incur increased research and development costs in the future as we continue our clinical trial.

Warrant expense – termination agreement

During the six months ended September 30, 2023, we had warrant expense of $4,555,792 related to a license termination agreement. See Note 2 - Warrant Liability and Fair Value of Financial Instruments to the unaudited condensed financial statements for additional information. Warrant Expense – termination agreement was $0 during the six months ended September 30, 2022 as there was no comparable instrument or expense in the prior period.

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Other Income/Expense

During the six months ended September 30, 2023, we had interest expense for a mark-to-market adjustment of warrants of $239,513. Warrant Liability - mark-to market adjustment was $0 during the six months ended September 30, 2022 as there was no comparable instrument or expense in the prior period.

Interest income

For the six months ended September 30, 2023, we had interest income of $24,550. Interest income for the six months ended September 30, 2022 was $0.

Liquidity and Capital Resources

On September 30, 2023, we had cash of $2,145,322, and we had working capital of $1,770,199. We have historically funded our operations from proceeds from debt and equity sales.

In June 2023, we completed a financing with several accredited investors for the sale of 1,420,000 shares of common stock with gross proceeds of $2,840,000.

In December 2021, we entered into a SAFE and received total proceeds of $400,000. The amount invested was convertible into equity instruments that were issued upon the closing of a subsequent equity financing or a corporate transaction (such as change of control, merger, initial public offering, or sale of substantially all our assets) of at least $2 million with a pre-money valuation of not more than $35,000,000. The SAFE did not have a stated interest rate. In March 2022, we completed a common stock offering, in which we sold 1,000,000 shares of common stock for gross proceeds of $2,000,000, which offering satisfied the conversion feature of the SAFE instrument, and, as such, in March 2022 the SAFE instrument converted into 200,000 shares of our common stock at $2 per share. In connection with the initial investment, the SAFE investor also received a warrant with a 7-year exercise period and an exercise price $0.01 per share. The number of warrant shares were variable based upon a formula in the award. In connection with the conversion of the SAFE, the investor’s warrants were modified that resulted in a fixed number of shares. The investor received 6,460,000 warrants to purchase common stock at an exercise price of $0.01 per share, which remain outstanding.

In September 2023, we commenced a private placement (the “Bridge Offering”) for up to $2.0 million in principal amount of convertible notes with a maturity date of December 31, 2025. For each dollar in principal amount of convertible notes purchased, we will also issue a warrant to purchase 0.25 shares of our common stock, with an exercise price of $1.00 per share. If the listing of our common stock on a national securities exchange occurs prior to the maturity date, the principal amount of the convertible notes will convert into our common stock at a conversion price of $2.00 per share. For any purchases of over $250,000 in principal amount of convertible notes, we have agreed that the purchase price for the convertible notes will be provided in three tranches at: the initial closing date, September 2023; October 2023 and December 2023. The purchasers of the convertible notes will agree for a period of six months after the listing of our common stock on a national securities exchange, to lock-up the shares of common stock underlying the convertible notes and warrants, and thereafter the foregoing lock-up will cease to apply to 1/4th of the shares of common stock underlying the convertible notes and warrants each month for a period of four months. As of September 30, 2023, proceeds of $350,000 were received from the Bridge Offering and the remaining $1,650,000 of proceeds were received in October 2023 and December 2023.

We expect to be an early stage and Emerging Growth Company (“EGC”) and have not generated any revenues to date. As such, we are subject to all the risks associated with early stage and emerging growth companies. Since inception, we have incurred losses and negative cash flows from operating activities. We do not expect to generate positive cash flows from operating activities in the near future.

For the six months ended September 30, 2023 and 2022, we incurred net losses of $6,905,048 and $788,404, respectively, and had net cash flows used in operating activities of $1,804,296 and $669,565, respectively. At September 30, 2023, we had an accumulated deficit of $30,448,513, working capital of $1,770,199 and cash of $2,145,322. We do not expect to experience positive cash flows from operating activities in the near future, if at all. We anticipate incurring operating losses for the next several years as we complete the development of our products and seek requested regulatory clearances to market such products. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date the financial statements are issued. The accompanying condensed financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary if we are unable to continue as a going concern.

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We believe that our cash on hand is sufficient to fund our planned operations into the first quarter of 2024.

Our plan of operations is primarily focused on developing, with the product in the proof-of-concept stage at this time. We are initially focusing on the treatment of pain associated with pancreatic cancer and we have designed our commercialization efforts around this as our first proposed indication for use.

We estimate that we will require additional financing of up to $50 million to fund our operations through initial commercial launch. Our current expectation is that our cash on hand is sufficient to fund our operations into the first quarter of 2024. The timing and costs of clinical trials are difficult to predict and trial plans may change in response to evolving circumstances and as such the foregoing estimates may prove to be inaccurate.

We recognize we will need to raise additional capital in order to continue to execute our business plan, including obtaining regulatory clearance for our products currently under development and commercializing and generating revenues from products under development. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable us. A failure to raise sufficient capital, generate sufficient product revenues, control expenditures and regulatory matters, among other factors, will adversely impact our ability to meet our financial obligations as they become due and payable and to achieve its intended business objectives. If we are unable to raise sufficient additional funds, we will be required to develop and implement an alternative plan to further extend payables, reduce overhead or scale back our business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

 Summary of Cash Flows for the Six Months Ended September 30, 2023 and 2022

Cash used in operating activities

Net cash used in operating activities was $1,804,296 during the six months ended September 30, 2023, consisting of a net loss of $6,905,048 and in increase in operating assets and liabilities of $154,533. The change in operating assets and liabilities included sources of cash from an increase in accounts payable of $230,369 offset by a use of cash for other current assets of $62,334 and accrued expenses of $13,502. The increase in accounts payable was driven primarily by increased research and development costs for the development of our medical devices, general and administrative costs consisting of professional fees, officer compensation and marketing costs. Non-cash items consisted of $4,555,792 for warrant expense – termination agreement and $239,513 for warrant liability – mark-to-market adjustment and stock-based compensation of $150,914.

Cash provided by financing activities

Net cash provided by financing activities was $3,085,000 for the six months ended September 30, 2023 consisting of $2,840,000 from the sale of common stock and $350,000 of cash proceeds from convertible notes. We also paid $105,000 in issuance costs related to the sales of common stock. Net cash provided by financing activities was zero during the six months ended September 30, 2022.

Off-balance Sheet Arrangements

As of September 30, 2023, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Item 2. Other Information

On October 16, 2023, we commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended, for up to 4,000,000 shares of our common stock at a price of $5.00 per share. Information about the offering is set forth in the offering circular set forth at:

https://www.sec.gov/Archives/edgar/data/1617867/000168316823007193/autonomix_253g2.htm

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Item 3. Financial Statements

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Autonomix Medical, Inc.

Condensed Balance Sheets

(Unaudited)

	As of
	September 30, 2023	March 31, 2023

Assets
Current Assets:
Cash	$2,145,322	$864,618
Other current assets	62,333	–
Total current assets	2,207,655	864,618
Long Term Assets:
Deferred offering costs	105,000	–
Debt issuance costs	57,657	–
Total long term assets	162,657	–

Total Assets	$2,370,312	$864,618

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$402,903	$172,534
Accrued expenses	34,553	48,056
Total current liabilities	437,456	220,590
Long Term Liabilities:
Warrant liability	4,795,305	–
Long term debt - convertible notes, net of unamortized debt discount	61,713	–
Total Long Term Liabilities	4,857,018	–

Total liabilities	$5,294,474	$220,590

Commitments and contingencies (Note 5)

Stockholders' Equity:
Preferred stock, $0.001 par value, 7,100,000 shares authorized, no shares issued and outstanding, respectively	$–	$–
Common stock, $0.001 par value, 25,000,000 shares authortized, 13,756,571 and 12,336,571 shares issued and outstanding, respectively	13,757	12,337
Additional paid-in capital	27,510,594	24,175,156
Accumulated deficit	(30,448,513)	(23,543,465)
Total Stockholders' (Deficit) Equity	(2,924,162)	644,028

Total Liabilities and Stockholders' Equity	$2,370,312	$864,618

See accompanying notes to the unaudited condensed financial statements.

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Autonomix Medical, Inc.

Condensed Statements of Operations

(Unaudited)

	Six Months Ended September 30,
	2023	2022

Operating expenses:
General and administrative	$1,351,741	$650,216
Research and development	782,552	138,188
Warrant expense - termination agreement	4,555,792	–

Total operating expenses	6,690,085	788,404

Loss from operations	(6,690,085)	(788,404)

Other (expense) income:
Warrant liability - mark-to-market	(239,513)	–
Interest income	24,550	–

Total other (expense) income	(214,963)	–

Loss before income taxes	(6,905,048)	(788,404)

Income taxes	–	–

Net loss	$(6,905,048)	$(788,404)

Loss per share - basic and diluted	$(0.52)	$(0.07)
Weighted average shares outstanding - basic and diluted	13,330,729	11,999,071

See accompanying notes to the unaudited condensed financial statements.

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Autonomix Medical, Inc.

Condensed Statements of Changes in Stockholders' Equity

(Unaudited)

					Additional		Total
	Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance March 31, 2022	–	$–	11,999,071	$11,999	$23,500,494	$(21,552,987)	$1,959,506
Net loss	–	–	–	–	–	(788,404)	(788,404)

Balance September 30, 2022	–	$–	11,999,071	$11,999	$23,500,494	$(22,341,391)	$1,171,102

Balance March 31, 2023	–	–	12,336,571	12,337	24,175,156	(23,543,465)	644,028
Issuance of common stock	–	–	1,420,000	1,420	2,838,580	–	2,840,000
Stock-based compensation	–	–	–	–	150,914	–	150,914
Warrants issued for debt issuance costs	–	–	–	–	345,944	–	345,944
Net loss	–	–	–	–	–	(6,905,048)	(6,905,048)

Balance September 30, 2023	–	$–	13,756,571	$13,757	$27,510,594	$(30,448,513)	$(2,924,162)

See accompanying notes to the unaudited condensed financial statements.

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Autonomix Medical, Inc.

Condensed Statements of Cash Flows

(Unaudited)

	Six Months Ended September 30,
	2023	2022

Cash Flows from Operating Activities:
Net loss	$(6,905,048)	$(788,404)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	150,914	–
Warrant expense - termination agreement	4,555,792	–
Warrant liability - mark-to-market	239,513	–
Changes in operating assets - (increase)/decrease:
Other current assets	(62,334)	–
Changes in operating liabilities - increase/(decrease):
Accounts payable	230,369	120,459
Accrued expenses	(13,502)	(1,620)
Net cash used in operating activities	(1,804,296)	(669,565)

Cash Flows from Financing Activities:
Issuance of common stock	2,840,000	–
Issuance of convertible debt	350,000	–
Payment of offering costs	(105,000)	–
Net cash provided by financing activities	3,085,000	–

Net change in cash and cash equivalents	1,280,704	(669,565)

Cash and cash equivalents, at beginning of period	864,618	2,044,016

Cash and cash equivalents, at end of period	$2,145,322	$1,374,451

Supplemental cash flow disclosures:
Non-cash financing activities:
Warrants issued for debt issuance costs	$345,944	$–

See accompanying notes to the unaudited condensed financial statements.

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Autonomix Medical, Inc.

Notes to the Unaudited Financial Statements

Note 1 – Description of the Business, Basis of Presentation and Summary of Significant Accounting Policies

Description of the Business

Autonomix Medical, Inc (“we,” “our,” the “Company”) is a medical device company organized as a Delaware corporation on June 10, 2014. The Company is a pre-revenue, clinical stage life sciences company focused on advancing innovative technologies for sensing and treating disorders relating to the peripheral nervous system.

Going Concern

The Company expects to be an early stage and Emerging Growth Company (“EGC”) and has not generated any revenues to date. As such, the Company is subject to all the risks associated with early stage and emerging growth companies. Since inception, the Company has incurred losses and negative cash flows from operating activities. The Company does not expect to generate positive cash flows from operating activities in the near future.

For the six months ended September 30, 2023 and 2022, the Company incurred net losses of $6,905,048 and $788,404, respectively, and had net cash flows used in operating activities of $1,804,296 and $669,565, respectively. At September 30, 2023, the Company had an accumulated deficit of $30,448,513, working capital of $1,770,199 and cash of $2,145,322. The Company does not expect to experience positive cash flows from operating activities in the near future, if at all. The Company anticipates incurring operating losses for the next several years as it completes the development of its products and seeks requested regulatory clearances to market such products. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. The accompanying condensed financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company recognizes it will need to raise additional capital in order to continue to execute its business plan, including obtaining regulatory clearance for its products currently under development and commercializing and generating revenues from products under development. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company. A failure to raise sufficient capital, generate sufficient product revenues, control expenditures and regulatory matters, among other factors, will adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives. If the Company is unable to raise sufficient additional funds, it will have to scale back its operations.

Basis of Presentation

The accompanying condensed interim financial statements are unaudited. These unaudited condensed interim financial statements have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by generally accepted accounting principles in the United States of America ("U.S. GAAP") for complete financial statements. The Company’s fiscal year end is March 31st. These unaudited condensed interim financial statements should be read in conjunction with the audited financial statements and accompanying notes for the years ended March 31, 2023 and 2022 as found in the Offering Circular on Form 1-A filed with the SEC on September 29, 2023. In the opinion of management, the unaudited condensed interim financial statements reflect all the adjustments (consisting of normal recurring adjustments) necessary to state fairly the Company’s financial position, results of operations and cash flows for the quarterly and year-to-date periods. The interim results of operations are not necessarily indicative of the results that may occur for the full fiscal year. The March 31, 2023 unaudited condensed balance sheet included herein was derived from the audited financial statements, but does not include all disclosures, including notes, required by GAAP for complete financial statements.

Use of Estimates in Financial Statement Presentation

The preparation of these unaudited condensed interim financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Company's significant estimates and assumptions include work performed but not yet billed by contract manufacturers, engineers and research organizations, the valuation of equity related instruments, initial and recurring fair value measurements for the warrant liability and the valuation allowance related to deferred taxes. Although the Company believes that its estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made. Some of these judgments can be subjective and complex, and, consequently, actual results could differ from those estimates.

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Cash and Cash Equivalents

The Company considers all highly liquid accounts with original maturities of three months or less at the date of acquisition to be cash equivalents. Periodically, the Company may carry cash balances at financial institutions in excess of the federally insured limit of $250,000. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

Deferred Offering Costs

Offering costs consist of professional costs incurred through the balance sheet date that are direct and incremental related to the Company’s anticipated initial public offering. Costs associated with salaries and other period costs are expensed as incurred. These costs, together with the underwriter discount, will be reclassified to additional paid-in capital upon completion of an initial public offering.

Convertible Notes

The Company evaluates embedded redemption, conversion and other features within its debt to determine whether any embedded features should be bifurcated from the host instrument and accounted for as a derivative at fair value, with changes in fair value recorded in the condensed statement of operations.

The Company’s debt is carried on the condensed balance sheet on a historical cost basis net of unamortized discounts and premiums because the Company has not elected the fair value option of accounting. Costs associated with acquiring debt, including detachable warrants issued in connection with the financing, are capitalized as a debt discount. The debt discount is presented in the condensed balance sheet as a direct deduction from the carrying amount of the debt liability. The costs are amortized over the estimated contractual life of the related debt instrument using the effective interest method and are included in interest expense in the condensed statement of operations.

If the Company incurs costs associated with its convertible notes, in advance of the receipt of proceeds, the Company will record a deferred asset. Upon receipt of proceeds the Company will reclassify the deferred asset as a direct deduction from the carrying amount, as described above.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a three-level valuation hierarchy for disclosures of fair value measurements, defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value and requires significant judgment and estimation.

The carrying value of short-term instruments, including cash, accounts payable and accrued expenses, approximate fair value due to the relatively short period to maturity for these instruments.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

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Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of reported assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of September 30, 2023 and March 31, 2023 the Company determined a full valuation allowance was required to offset its deferred tax assets as a result of recurring operating losses.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (“ASC”) 740-10 which prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, on its tax return. The Company evaluates and records any uncertain tax positions based on the amount that management deems is more likely than not to be sustained upon examination and ultimate settlement with the tax authorities in the tax jurisdictions in which it operates. As of September 30, 2023 and March 31, 2023 the Company had no uncertain tax positions.

Stock-based Compensation

Employee and non-employee share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. For awards with a performance condition, compensation expense is recognized over the requisite service period if it is probable that the performance condition will be satisfied. For awards to non-employees, the Company recognizes compensation expense in the same manner as if the Company had paid cash for the goods or services. The Company estimates the fair value of options and equity classified warrants granted using an options pricing model. Expense is recognized within general and administrative expenses and forfeitures are recognized as they are incurred.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. The Company’s outstanding warrants are non-participating securities as they are not entitled to non-forfeitable rights to dividends or dividend equivalents during the vesting term and have no obligation to fund losses. The dilutive effect of convertible securities is calculated using the “if-converted method.” Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting common shares are included in the denominator of the diluted calculation for the entire period being presented.

For the six months ended September 30, 2023 and 2022, dilutive securities that were not included in the calculations of the loss per common share because they would be anti-dilutive included the following:

	September 30,
	2023	2022

Equity based warrants to purchase common shares	6,589,929	6,569,929
Convertible Notes - common shares (1)	175,000	–
Convertible Notes - equity-based warrants to purchase common shares	300,000	–
Termination agreement - equity-based warrants to purchase common shares (2)	1,600,000	–
Stock options granted under Company's incentive plan	1,553,600	–

Total potentially dilutive securities	10,218,529	6,569,929

(1) Shares for the convertible note proceeds received as of September 30, 2023

(2) Shares are based on estimated initial public offering price of $5.00

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Research and Development Costs

Research and development costs are expensed as incurred.

Fair Value of Common Stock

Prior to establishing a public market for the Company’s common stock, the estimated fair value of the Company’s common stock was determined by the Company’s board of directors as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuations of common stock, recent sales of common stock to third parties, and the Company’s board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

JOBS Act Accounting Election

The Company expects to be an emerging growth company ("EGC"), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an early-stage company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Segments

The Company operates in one reportable segment based on management’s view of its business for purposes of evaluating performance and making operating decisions.

Recent Accounting Pronouncements

The Company does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Note 2 – Warrant Liability and Fair Value of Financial Instruments

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. While the Company believes that its valuation methods are appropriate, the Company recognizes that the use of different methodologies or assumptions to determine the fair value could result in a different estimate of fair value at the reporting date. The primary assumptions that would significantly affect the fair values are the probability weighting of the different settlement outcomes used. The following tables present the Company’s financial instruments remeasured on a recurring basis by level within the fair value hierarchy as of September 30, 2023:

	Level 1	Level 2	Level 3

Liabilities:

Warrant liabilities	$–	$–	$4,795,305

The Company did not have any assets or liabilities measured at fair value as of or during the 12-month period ending March 31, 2023. There were not any transfers into or out of Level 3 as of September 30, 2023 and March 31, 2023. The carrying amounts of the Company’s financial assets and liabilities, including cash, accounts payable and accrued liabilities approximate fair value because of their short-term nature and contractually defined value. The carrying value of the Company’s long-term convertible debt obligation approximate their fair value, based on an evaluation using Level 3 inputs.

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The following table summarizes the activity of the Level 3 fair value measurements:

Warrant Liabilities

Balance as of March 31, 2022	$–
Additions	4,555,792
Change in fair value measurements - warrants mark-to-market	239,513

Balance as of September 30, 2023	$4,795,305

The Company recognized the initial warrant expense as a component of operating expenses on the condensed statement of operations under warrant expense – termination agreement for $4,555,792 and the changes in the fair value under warrant liability – mark-to-market for $239,513. There were no changes to the valuation approaches or techniques used for Level 3 measurements.

Warrant Liabilities

As more fully detailed in Note 6 – Related Party Transactions, on July 7, 2023, the Company entered into an Exclusive License Termination Agreement (the “Termination Agreement”) in exchange for the issuance, upon the closing of the Company’s initial public offering (“IPO”) within one year of the agreement’s execution, of a warrant to purchase shares of the Company for a variable number of shares.

The fair value of the warrant liability has been estimated using a discounted cash flow model under various scenarios and used the probability-weighted expected return method (“PWERM”) comparing the probabilities of different outcomes. The outcomes considered included (i) qualified financing as part of the Company’s IPO at various points in time and (ii) possibility of default whereby the investor receives nothing. Key assumptions for the model were as follows for the initial measurement:

Discount rate (1)	20.0%
Probability (2)	70%-10%-20%
Payment (3)	$0 - $8,000,000
Expected term (in years) (4)	0.48 years - 0.98 years

(1)	The discount rate was chosen based on private equity rates of return as described in the AICPA Practice Aid on Valuation of Privately-Held-Company Equity securities issued as compensation. For the recurring fair value measurement, the Company updated the discount rate based upon yield curves estimated to be similar in credit quality to the Company. As of September 30, 2023, for the subsequent measurement, the Company used a discount rate of 21.35%;
(2)	Scenario probability based on timing expectations of management that a qualified offering occurring as of December 31, 2023 was estimated at 70%; a qualified offering occurring as of June 30, 2024 was estimated at 10%; and no qualified offering occurring was estimated at 20%;
(3)	The warrant has a $0.001 strike price, however, the strike price is low relative to the stock price, which makes the warrant value close to the value of a stock unit. The agreement has a fixed payment value of $8 million, see Note 6;
(4)	For the subsequent recurring fair value measurement, the Company updated the expected term to a range between 0.25 - 0.75 years.

Note 3 – Convertible Notes Payable

On September 9, 2023, the Company's Board of Directors (the “Board”) authorized an offering up to $2,000,000 in unsecured, non-interest bearing convertible promissory notes (the “Notes”) and accompanying warrants (the “Bridge Financing Warrants”) (collectively, the “Bridge Offering”) that will mature on December 31, 2025. The Notes provided that, on the closing date of the IPO, the outstanding principal would be automatically convert into common stock at the conversion price of $2.00. Each dollar in principal amount of Notes purchased were accompanied by a five-year Bridge Financing Warrant to purchase 0.25 shares of Common stock with an exercise price of $1.00 per share. The Company records the Bridge Financing Warrants as a discount to the Notes.

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The Bridge Financing Warrants can be exercised from the date of Notes issuance through the five-year anniversary of the issuance of the Notes. The shares issuable pursuant to the Notes and Bridge Financing Warrants have a 180-day lock-up after the Company’s IPO. Thereafter, the foregoing lock-up agreement will cease to apply to 25% of the purchased shares each month for a period of four months. Certain note holders are not permitted to convert their Notes when the holders or any of its affiliates would beneficially own in excess of 4.99% of the Company’s common stock after such conversion.

As of September 30, 2023, the Company received proceeds of $350,000, of $1.2 million of Notes executed from the Bridge Offering, which would convert into 175,000 shares of common stock. Due to the timing of the receipt of proceeds the Company did not incur interest expense during the period. The Company’s effective interest rate for the Notes is 15.3% due to the amortization of the discount stemming from the issuance of the Bridge Financing Warrants.

During the six-months ended September 30, 2023, the Company issued $57,657 in warrants for Notes that closed in October 2023. The Company considers these warrants a debt issuance cost and accounted for them as a Deferred Financing Cost.

The table below summarizes the Company’s outstanding convertible notes payable as of September 30, 2023.

	Principal Amount	Unamortized Debt Discount	Net Carrying Amount

Zero-coupon convertible notes payable due on December 31, 2025	$350,000	$288,287	$61,713

Warrants

The Company issued the Notes with detachable warrants for the purchase of shares of the Company’s common stock. The Company utilized a monte carlo simulation model to determine the fair value of each Bridge Offering Warrant. During the six-months ended September 30, 2023, the Company issued warrants valued at $345,944, of which $57,657 were for Notes that closed in October 2023. The key inputs to the Monte Carlo simulation used to determine the fair value of each warrant include, the Company’s stock price fair value which was determined through a back solve calculation such that the stock price results in the average total value of the Notes and the warrants being equal to the cash proceeds received, volatility based on a selection of publicly held peer companies of 101.88%, expected term of 5 years, risk free rate of 4.40%, discount rate of 20.00% and a discount for lack of marketability of 15.77%

The following table presents a summary of activity for the warrants issued in connection with the Company’s Notes:

	Warrants	Weighted-Average Exercise Price Per Share	Remaining Life (In Years)

Outstanding and exercisable, March 31, 2023	–	$–	–
Granted	300,000	1.00	4.99
Exercised	–	–
Exchanged for warrants	–	–
Forfeited/Cancelled	–	–
Expired	–	–
Outstanding, September 30, 2023	300,000	$1.00	4.99

Exercisable, September 30, 2023	300,000	$1.00	4.99

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Note 4 – Equity

The Company has authorized 25,000,000 shares of common stock having a par value of $0.001 per share. In addition, the Company authorized 7,100,000 shares of preferred stock to be issued having a par value of $0.001. The specific rights of the preferred stock shall be determined by the Board of Directors.

On November 29, 2023, the Company’s Board of Directors and applicable shareholders approved to amend and restate the Company’s certificate of incorporation and increased the authorized shares to 500,000,000 shares of common stock, with a par value of $.001 per share, and 10,000,000 shares of preferred stock, with a par value of $.001 per share.

Preferred Stock

The Series A Preferred Stock has a liquidation preference of $1.00 per share and is entitled to a dividend of $0.07 per annum per share if declared by the Board of Directors. As of September 30, 2023, the Company had not declared any dividends since Company inception, and as a result, no dividends have been accrued on the Company’s preferred stock, and no shares of Series A Preferred Stock were outstanding.

Common Stock

On April 6, 2023, the Board of Directors approved a private placement offering of up to 2,000,000 common shares at a price of $2.00 per share. During the six months ended September 30, 2023, the Company sold 1,420,000 shares for cash proceeds of $2,840,000. The Company did not incur any costs that were direct and incremental to the private placement.

On September 9, 2023, the Board approved a Bridge Offering. See Note 3 Convertible Notes Payable for additional detail as these notes are convertible into common stock.

Stock Plan and Stock Options

In June 2023, the Company adopted the Autonomix Medical, Inc. 2023 Stock Plan (the “Plan”). The Plan is a stock-based compensation plan that provides for discretionary grants of stock options, stock awards and stock unit awards to key employees, non-employee directors, and consultants, subject to certain individual threshold limitations. The Plan provides for up to 4,000,000 shares to be issued. Shares that are surrendered because of forfeiture, expiration, termination, or cancellation are available for re-issuance.

In August 2023, the Plan was amended to allow for an automatic increase of the available shares for issuance, whereby on the 1st of each calendar year, beginning on April 1, 2024 and ending on (and including) April 1, 2033 in an amount equal to five percent (5%) of the total number of shares of Common Stock outstanding on the March 31st immediately preceding the applicable date. However, the Board may act prior to the automatic increase of a given year to provide that there will be no increase for such year, or that the increase for such year will be a lesser number of shares of Common Stock.

The following table summarizes the stock option activity for the six months ended September 30, 2023. There were no options outstanding during the six months ended September 30, 2022.

	Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (In Years)

Outstanding and exercisable, March 31, 2023	–	$–
Granted	1,553,600	2.00
Exercised	–	–
Exchanged for warrants	–	–
Forfeited/Cancelled	–	–
Expired	–	–
Outstanding, September 30, 2023	1,553,600	$2.00	9.71

Exercisable, September 30, 2023	60,017	$2.00	9.57

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During the six months ended September 30, 2023, the Company granted certain individuals options to purchase 1,553,600 shares of common stock with an average exercise price of $2.00 per share, a contractual term ranging from three year to ten years, and vesting periods that included monthly over one year, quarterly over one year, monthly over four years, annually over four years and a portion that vests as of December 31, 2023 with remaining shares vesting annually over four years. The options had an aggregate grant date fair value of $2,442,730 that was calculated using the Black-Scholes option pricing model. Variables used in the Black-Scholes option pricing model included the following: (1) fair value of common stock on the measurement date of $2.00 per share; (2) discount rate ranging from 4.02% to 5.36% based on the daily yield curve rates for U.S. Treasury obligations, (3) expected life ranging from 1.77 years to 6.25 years based on the simplified method (vesting plus contractual term divided by two), (4) expected volatility ranging from 95% to 119% based on the historical volatility of comparable companies' stock and (5) fair market value of the Company's stock at $2.00 per share which value was determined by the Company's Board after reviewing and considering, among other factors, a valuation report issued by an independent appraisal firm.

All options issued and outstanding are being amortized over their respective vesting periods. The unrecognized compensation expense at September 30, 2023 was $2,293,783. During the six months ended September 30, 2023, the Company recorded stock-based compensation - option expense of $148,948 in the general and administrative expenses. There was no recorded stock-based compensation - option expense for the six months ended September 30, 2022.

Equity-Based Stock Warrants

The Company will periodically grant warrants to investors in connection with equity financing or to third-party service providers in exchange for services rendered. The following table summarizes the stock warrant activity for the six months ended September 30, 2023:

	Warrants	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (In Years)	Aggregate Intrinsic Value

Outstanding and exercisable, March 31, 2023	6,569,929	$0.02	5.99	$12,982,587
Granted	20,000	2.00	0.01
Exercised	–	–
Exchanged for warrants	–	–
Forfeited/Cancelled	–	–
Expired	–	–
Outstanding, September 30, 2023	6,589,929	$0.03	5.48	$12,982,587

Exercisable, September 30, 2023	6,571,596	$0.02	5.48	$12,982,587

Intrinsic value was based on the common stock price in the most recent fundraising completed in September 2023. The unrecognized compensation expense at September 30, 2023 was $21,627. During the six months ended September 30, 2023, the Company recorded stock-based compensation - warrant expense of $1,966. There was no recorded stock-based compensation - warrant expense for the six months ended September 30, 2022.

Under the fair value method, the fair value of each warrant was estimated on the grant date using the Black-Scholes option pricing model. Variables used in the Black-Scholes option pricing model included the following: (1) fair value of common stock on the measurement date of $2.00 per share; (2) discount rate 5.37% based on the daily yield curve rates for U.S. Treasury obligations, (3) expected life of 1.77 years and (4) expected volatility of 119% based on the historical volatility of comparable companies' stock.

Note 5 – Commitments and Contingencies

Legal Proceedings

From time to time, we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time consuming, and it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations.

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Employment Agreements

On June 30, 2023, the Company entered into an employment agreement with Lori Bisson pursuant to which Ms. Bisson agreed to serve as the Company’s Chief Executive Officer commencing July 1, 2023 for an initial term of three years, which will be automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual base salary of $300,000. Ms. Bisson is eligible to receive an annual bonus of up to 50% of her base salary, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. If Ms. Bisson’s employment is terminated at our election without “cause”, which requires 90 days advance notice, or by Ms. Bisson for “good reason,” Ms. Bisson shall be entitled to receive severance payments equal to twelve months of Ms. Bisson’s base salary and 100% of the target bonus for the year in which such termination occurs; provided that such amounts shall be increased by 50% if Ms. Bisson’s agreement is terminated without “cause” or by Ms. Bisson for “good reason” within three months prior to or twelve months after a “change of control.” Ms. Bisson agreed not to compete with us until twelve months after the termination of her employment.

On July 24, 2023, the Company entered into an employment agreement with Trent Smith to serve as the Company’s Chief Financial Officer commencing July 15, 2023 for an initial term of three years, which will be automatically renewed for additional one-year terms unless either party chooses not to renew the agreement. The agreement provided for an initial annual base salary of $225,000. Mr. Smith is eligible to receive an annual bonus of up to 33% of his base salary, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. If Mr. Smith’s employment is terminated at our election without “cause”, which requires 90 days advance notice, or by Mr. Smith for “good reason,” Mr. Smith shall be entitled to receive severance payments equal to nine months of Mr. Smith’s base salary and 100% of the target bonus for the year in which such termination occurs; provided that such amounts shall be increased by an additional four and one-half months of salary and an additional 25% of the target annual bonus if Mr. Smith’s agreement is terminated without “cause” or by Mr. Smith for “good reason” within three months prior to or twelve months after a “change of control.” Mr. Smith agreed not to compete with us until twelve months after the termination of his employment.

Underwriting Commitments

The Company entered into a selling agency agreement in anticipation of an initial public offering that resulted in a purchase commitment of approximately $175,000 for diligence and anticipated legal costs. The Company will pay a cash commission of 7.0% to the underwriter on sales of the shares of common stock in the offering. In addition, the Company has agreed to issue the underwriter warrants to purchase up to a total number of shares of common stock equal to 2.675% of the total number of shares sold in this offering at an exercise price equal to 125% of the public offering price of the shares sold in this offering (subject to adjustments). The selling agent warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the date that is six months after the commencement date of sales in this offering and expiring on the fifth anniversary of the commencement date of sales in this offering. The selling agent warrants will have a cashless exercise provision and will provide for registration rights with respect to the registration of the shares underlying the warrants.

During the six months ended September 30, 2023, the Company paid $105,000 of deferred offering costs related to its anticipated initial public offering.

Note 6 – Related Party Transactions

The Company utilizes a consulting firm that is owned by the Company’s former Chief Financial Officer to provide accounting and financial reporting services and pays certain expenses on behalf of the Company. During the six months ended September 30, 2023 and 2022, the Company incurred fees of $52,038 and $25,913, respectively, for these services, excluding officer compensation. As of September 30, 2023 and March 31, 2023, the Company owed the consulting firm $25,476 and $14,973, respectively for services and expenses.

Subsequent to September 30, 2023, members of the Company’s management/Board and an immediate family member of the Company’s management (related-party), collectively purchased $500,000 ($400,000 and $100,000, respectively) of the Bridge Offering. The Company granted $57,657 in warrants for certain of these Notes prior to September 30, 2023, which are recorded in Debt Issuance Costs in the condensed balance sheet.

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On December 21, 2021, the Company entered into a perpetual, worldwide, exclusive license agreement (the “License” or “License Agreement”) with a company controlled by a significant stockholder of the Company (the “Licensee”). The License allows the Licensee to use certain intellectual property and technology related to the diagnosis and treatment of cardiovascular conditions held by the Company. Upon 90 days following the completion of an initial public offering or special purpose acquisition company transaction, the Licensee may enter into sublicenses of the licensed intellectual property and technology.

Prior to the two-year anniversary of the effective date of the License, the Company may terminate the License upon payment of $14,000,000 in an early termination fee to the Licensee. If the Licensee has not commercialized the license by the two-year anniversary of the effective date, either through a sublicense or commercialization of a product using the intellectual property covered by the License, then the Company shall have the right to terminate the License for a payment of $7,000,000. If the Company is a publicly traded company, the Company may issue shares of common stock to the Licensee as payment of the early termination fee, based on a 20-day volume weighted average price. If the Licensee has not commercialized the license, the Company may issue shares based upon a 30-day volume weighted average price. During the six months ended September 30, 2022, the Company paid $26,862 to the Licensee for legal fees.

On July 7, 2023, the Company and the Licensee entered into an Exclusive License Termination Agreement (the “Termination Agreement”) in exchange for the issuance, upon the closing of the Company’s initial public offering within one year of the agreement’s execution, of a warrant to purchase shares of the Company for a variable number of shares. The variable number of shares that will be issued is based upon a fixed value of $8 million divided by the price per share in the offering. The warrants will be exercisable at a price of $0.001 per share and may be exercised any time after the issuance date, subject to a beneficial ownership limitation, and expires five years from the original issuance. The warrants provide voting rights, dividend rights, and other rights of a shareholder prior to exercise. The shares underlying the warrant will be subject to a lockup agreement for a period of six months after the closing of the offering with respect to 12.5% of the shares issued and twelve months after the closing of the offering for the remainder of the shares.

Note 7 – Subsequent Events

In October 2023, the Company received proceeds of $1,020,000 from the Bridge Offering for a total of $1,370,000 and the final $630,000 was received in December 2023.

On November 13, 2023, the Company entered into an employment agreement with a new employee to serve as the Company’s Director of Product Development. The agreement provided for an initial annual base salary of $170,000 and is eligible to receive an annual bonus of up to 20% of his base salary, provided that the final determination on the amount of the annual bonus, if any, will be made by the Compensation Committee of the Board of Directors, based on criteria established by the Compensation Committee. In addition, employee received a grant of stock options to purchase 150,000 shares of the Company’s common stock at an exercise price per share equal to $5.00. The stock options have a term of ten (10) years and vest in four equal installments (or 37,500 each installment) on each of the succeeding four anniversary dates of the option grant date (i.e., the first such installment shall vest on the first anniversary of the option grant date), provided that you are serving in the same capacity on each vesting date. The vesting of the stock option grant shall be accelerated upon a change in control (as defined in the 2023 stock plan).

In December 2023 and January 2024, warrants totaling 2,366,000, with an exercise price of $0.01, were exercised using cashless conversion. The net common shares issued as a result of the cashless conversion was 2,361,268 shares of common stock.

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Item 4. Exhibits

Exhibits.

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Index

Exhibit No.	Description
2.1+	Amended and Restated Certificate of Incorporation
2.2+	Amended and Restated Bylaws
3.1+	Form of Warrant Agreement issued in SAFE offering
6.1+	Employment Letter dated January 4, 2022 between the Company and Robert Schwartz
6.2+	Amended and Restated Consulting Agreement effective January 4, 2022 between the Company and Landy Toth
6.3+	Employment Agreement between the Company and Lori Bisson dated June 30, 2023
6.4+	Employment Agreement between the Company and Trent Smith dated July 24, 2023
6.5+	Autonomix Medical, Inc. 2023 Stock Plan, as amended and restated
6.6+	Form of Indemnification Agreement with Executive Officers and Directors of the Company
6.7+	Form of Lock-Up Agreement to be entered into between the Company and its officers and directors
6.8+¥	Exclusive License Agreement dated December 21, 2021 between Autonomix Medical, Inc. and Impulse Medical, Inc.
6.9+	Exclusive License Termination Agreement dated July 7, 2023 between Autonomix Medical, Inc. and Impulse Medical, Inc.

+ Incorporated by reference to the exhibit of corresponding number in the Form 1-A (file no. 024-12296). Each exhibit set forth in the table is hyperlinked to the corresponding exhibit in the Form 1-A.

¥ Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMIX MEDICAL, INC.

By	/s/ Lori Bisson
Lori Bisson, Chief Executive Officer and Director

The following persons in the capacities and on the dates indicated have signed this report.

/s/ Lori Bisson
Lori Bisson, Chief Executive Officer and Director (Principal executive officer)
Date: January 9, 2024

/s/ Trent Smith
Trent Smith, Chief Financial Officer (Principal financial officer and principal accounting officer)
Date: January 9, 2024

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